August 2, 2021

VIA E-mail

Morrison C. Warren, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, IL 60603

         Re: RiverNorth Managed Duration Municipal Income Fund II, Inc.
             File Nos. 333-257627, 811-23713

Dear Mr. Warren:

         On July 2, 2021, you filed an initial registration statement on Form N-2 on behalf of the
RiverNorth Managed Duration Municipal Income Fund II, Inc. (the    Fund   ),
under the Securities
Act of 1933 (the    1933 Act   ) and the Investment Company Act of 1940 (the
1940 Act   ). We
have reviewed the registration statement and provided our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

                                        PROSPECTUS

Cover Page

    1. The paragraph on page iii following the footnotes to the offering table states that the
         Fund, or the Underlying Funds in which the Fund invests, may invest in below-
         investment grade securities. Please disclose the rating for which the Fund considers a security to be below investment grade.

Prospectus Summary

    2. Investment Philosophy and Process (page 9). The third paragraph on this page notes
         that the Subadviser    may give consideration to certain
environmental, social and
         governance criteria.    The final paragraph on page 21 includes
similar disclosure. The
         staff notes that the second full paragraph on page 27 identifies such criteria. Please consider consolidating this disclosure or including with the disclosure on pages 9 and
         21 a cross reference to the ESG criteria discussed on page 27.
 Mr. Warren, Esq.
August 2, 2021
Page 2

Risks

   3. Legislation and Regulatory Risks (page 48). The second paragraph of this section
         states that    [o]nce implemented, Rule 18f-4 will . . . potentially
require the Fund to
         establish and maintain a comprehensive derivatives risk management program and
         appoint a derivatives risk manager.    In light of the risk disclosure
described elsewhere
         in the prospectus, please consider removing the word    potentially,
 as a derivatives risk
         management program and appointment of a derivatives risk manager are requirements of new Rule 18f-4 for funds unable to rely on the limited derivatives users exception.


                    STATEMENT OF ADDITIONAL INFORMATION

Board Members and Officers

   4. The staff notes that page 33 includes footnote (4), which discusses a second interested director. However, there is no corresponding superscript in the table of directors on the preceding page. Please include a superscript as appropriate or remove this footnote.

Proxy Voting Guidelines

   5. Please disclose how the Fund (or the Adviser) will approach any relevant ESG proxy voting issues. Alternatively, please explain in correspondence why the Fund and/or
         Adviser believes that such disclosure is not required.


                                        *       *       *

       We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the 1933 Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.
 Mr. Warren, Esq.
August 2, 2021
Page 3

         Should you have any questions regarding this letter, please contact me at (202) 551-
4716.

                                                    Sincerely,

                                                    /s/ Christopher R.
Bellacicco

                                                    Christopher R. Bellacicco
                                                    Attorney-Adviser

cc:     John C. Lee, Branch Chief
        Christian T. Sandoe, Assistant Director